September 9, 2013

Mr. H. Roger Schwall
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7561

Re:                             GeoPark Limited
Draft Registration Statement on Form F-1
Submitted to the SEC on July 25, 2013
CIK No.: 00014 64591

Dear Mr. Schwall:

By letter dated August 23, 2013, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the draft Registration Statement on Form F-1 (the “Registration Statement”) of GeoPark Limited (formerly known as GeoPark Holdings Limited) (the “Company”) relating to a proposed offering in the United States of common shares (“Shares”). The Company has provided responses to your comments as indicated below. To facilitate the Staff’s review, the text set forth below in bold-faced type, immediately following each paragraph number, is a verbatim reproduction of the comments included in your letter.  References to page numbers in the F-1 are to page numbers in the marked copy of the F-1 provided to you today.

General

1.                                      Please provide all disclosure other than the information that Rule 430A permits you to omit in your next amended registration statement. You may use brackets to identify information that is subject to change prior to effectiveness. Also, please provide updated information with each amendment.

The Company acknowledges the Staff’s comment and has included all non-Rule 430A information applicable to the Company other than the expenses of the offering.  Notwithstanding the foregoing, the Company will update the non-Rule 430A information in future filings to reflect any changes in the Company’s operations or business, such as completion of the Company’s pending Brazil

Acquisitions (as defined in the Registration Statement) and its potential reverse share split,  if applicable.

2.                                      We note that you do not yet provide a range for the potential offering price per unit. Because other, related disclosure likely will be derived from the midpoint of the range, we remind you to provide the range once it becomes available so that you will have time to respond to any resulting staff comments.

The Company acknowledges the Staff’s comment and intends to provide a price range when available in a subsequent amendment to the Registration Statement.

3.                                      As soon as practicable, please furnish to us a statement as to whether the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with FINRA.  Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections.

The Company acknowledges the Staff’s comment and expects to cause the requested information and clearance letter to be provided to the Staff prior to effectiveness of the Registration Statement.

4.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company acknowledges the Staff’s comment and informs the Staff that (1) no written communications have been presented by or on behalf of the Company to potential investors in reliance on Section 5(d) of the Securities Act and (2) no research reports have been published or distributed in reliance on Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the offering.  The Company confirms that it will provide the Staff with any such written communications or research reports to the extent they are presented, published or distributed prior to the closing of the offering to which this Registration Statement relates.

5.                                      We note your disclosure that you intend to apply to list your common stock on the New York Stock Exchange. With a view toward disclosure, please advise us regarding the anticipated timing of such listing, and the status of your efforts to seek such listing.

The Company acknowledges the Staff’s comment and advises the Staff that it has been in contact with The New York Stock Exchange regarding the listing and expects to receive clearance to apply to list from the New York Stock Exchange in September 2013. The Company anticipates that such listing will be effective upon the closing of the offering.

Prospectus Cover Page

6.                                      Please remove the references to “Global Coordinator and Joint Bookrunner” and “Joint Bookrunners,” since this information is not required by Item 501 and is not key to an investment decision. We do not object to this information on the back cover.

The Company acknowledges the Staff’s comment and has removed the references from the prospectus cover page.

Market share and other information, page vii

7.                                      Please provide us with objective, third party support for the market opportunity data and industry statistics that you have included throughout your prospectus. Clearly mark the relevant sections that support the data and statistics, and note the applicable page number in the registration where the disclosure is located. Please also tell us:

•                  how you confirmed that the information reflects the most recent available information;

•                  whether all of the information is publicly available;

•                  whether you paid for the compilation of any of the data;

•                  whether any market information was prepared for your use in the registration statement or by an affiliated party; and

•                  whether the authors of the industry information consented to your use of such data in the registration statement.

The Company acknowledges the Staff’s comment. The Company has supplementally provided the Staff with documentation responsive to the comment in a separate letter delivered to you today. Pursuant to Securities Act Rule 418, the letter shall not be deemed to be filed with, or a part of and included in, the Registration Statement.

Prospectus Summary, page 1

Our operations, page 4

8.                                      Please explain why you believe you are well-positioned to “de-risk [y]our prospects and unlock the potential of [y]our blocks” and clarify what potential is locked in [y]our blocks.”

The Company acknowledges the Staff’s comment and has removed the statement from the Registration Statement.

9.                                      Please revise your map to reflect your working interest percent in each of the blocks reflected or provide an appropriate cross-reference.

The Company acknowledges the Staff’s comment and has revised the lead-in language to the map on page 5 to include an appropriate cross-reference.

Recent developments, page 13

10.                               Please disclose the status of your seven new concessions in Brazil and describe any material remaining pending approvals or qualification requirements.

The Company advises the Staff that it has communicated with the National Brazilian Petroleum, Natural Gas and Biofuels Agency (Agência Nacional do Petróleo, Gás Natural e Biocombustíveis) or ANP and understands that no pending approvals are required at this time. The Company informs the Staff that it has updated the disclosure to explain that the only remaining principal requirement is the entry into the concession agreements between the Company and the ANP and the completion of Brazilian administrative formalities.

11.                               We note your disclosure that you expect to complete the acquisition of Rio das Contas by the end of 2013. Please disclose, or cross-reference, any potential risks related to the completion of the acquisition.

The Company acknowledges the Staff’s comment and advises the Staff that it has included a risk factor pertaining to the closing of the acquisition on page 49, and a cross-reference to such risk factor on page 14.

12.                               Please describe and quantify the “possible future contingent payments” that may be made over the next five years in connection with the Rio das Contas acquisition.

The Company acknowledges the Staff’s comment and notes that it has updated the disclosure on page 14 to include the requested information.

Summary Historical Financial Data, page 21  Other Financial Data, page 24

13.                               We note that you have presented adjusted EBITDA for Chile and Colombia on page 25 of your submission. Please revise to also provide a reconciliation of adjusted EBITDA for Argentina.

The Company acknowledges the Staff’s comment and respectfully notes that its Argentine operations are immaterial, having contributed, as disclosed on page 104, US$0.7 million, or 0.5%, of the Company’s total revenue for the six-month period ended June 30, 2013. For the year ended December 31, 2012, total revenue for the Company’s Argentine operations was $1.1 million, or 0.4% of total revenue for such period. Adjusted EBITDA for Argentina for the six-month period ended June 30, 2013 and the year ended December 31, 2012 was US$(1.3 million) and US$2.1 million, respectively.  As a result, the Company does not consider presenting Adjusted EBITDA or its reconciliation for its Argentine operations to be material to investors.

Risk factors, page 32

A substantial or extended decline in oil, natural gas and methanol..., page 47

14.                               Please revise this risk factor to address the recent decline in natural gas prices. In that regard, we note your disclosure at page 156 that approximately 98% of Rio das Contas’ proved reserves are natural gas.

The Company acknowledges the Staff’s comment and has updated the disclosure on page 33 to reflect the recent decline in natural gas prices.

LGI, our strategic partner in Chile and Colombia..., page 47

15.                               Please expand your disclosure as to your voting agreement with LGI and LGI’s ability to limit any declaration of dividend with respect to GeoPark Chile, GeoPark Tdf and GeoPark Colombia.

The Company acknowledges the Staff’s comment and has updated the disclosure on pages 48 and 64 to reflect the limitations on the Company’s ability to declare dividends.

We are a holding company dependent upon dividends..., page 63

16.                               Please disclose the limits on dividends imposed by your joint venture agreements.

The Company acknowledges the Staff’s comment and has updated the disclosure on pages 64 and 65 to disclose the material limitations imposed by joint venture agreements. The material limitations correspond to those imposed by the LGI agreements, as described above in response to comment 15.

Use of proceeds, page 72

17.                               We note that you have not allocated any specific portion of the net proceeds from this offering for any particular purpose. Specify the amount of funds that, and provide a more detailed breakdown of how, you will allocate to financing “organic expansion.” Please disclose the principal reasons for the offering. Refer to Item 4 (a) of Form F-1 and Item 3.C.1 of Form 20-F.

The Company acknowledges the Staff’s comment and has updated the disclosure on page 74. The Company informs the Staff that it does not have any definitive plans for its use of proceeds and, therefore, is unable to provide a further breakdown of the allocation of the use of proceeds.

18.                               Please clarify the meaning of “organic expansion.” In addition, please disclose, if true, whether you have any definitive plans to invest in other South American countries, including Peru.

The Company acknowledges the Staff’s comment and has updated the disclosure on page 74 to clarify the meaning of “organic expansion.”  The Company has also disclosed on such page that it has no definitive plans with respect to any potential investment in South America.

Dividend Policy, page 73

[18.A] We note you mention here you are subject to Bermuda legal constraints that “may affect our ability to pay dividends on our common shares and make other payments.” On page 18, in the section discussing the dividend policy for the common shares, you note you are subject to Bermuda legal constraints that may affect your ability to pay dividends and go on to say that under the Bermuda Companies Act 1981, as amended, you may not declare or pay a dividend if there are reasonable grounds for believing that you are, or would after the payment be, unable to pay your liabilities as they become due or that the realizable value of your assets would thereafter be less than your liabilities. You repeat this language in the first risk factor on page 63 but you do not repeat the detailed language here. Please discuss in this section whether there are in fact reasonable grounds to believe that, if you were to pay a dividend on your common shares outstanding after the offering, you could thereafter be unable to pay your liabilities as they become due or the realizable value of your assets could be less than your liabilities.

The Company acknowledges the Staff’s comment and has updated the disclosure on page 75 to reflect that it currently has no reasonable grounds to believe that if it were to pay a dividend on its common shares outstanding after the offering, it could thereafter be unable to pay its liabilities as they become due or that the realizable value of its assets could be less than its liabilities.

Capitalization, page 74

19.                               Please revise your disclosure to provide a statement of your capitalization and indebtedness as of a date no earlier than 60 days prior to the date of the document in accordance with the provisions of Item 3.B. of Form 20-F.

The Company acknowledges the Staff’s comment and respectfully submits that the Staff has advised that it will not object if a foreign private issuer presents its capitalization table as of the same date as the most recent balance sheet required in the registration statement. See International Reporting and Disclosure Issues in the Division of Corporate Finance, Section III.B.f. (November 1, 2004).

The Company respectfully submits that, pursuant to the guidance described above, any significant subsequent changes in capitalization such as debt or equity issuances, recapitalizations, or special dividends, will either be included in the “as adjusted” column or footnotes to the table.

Unaudited Condensed Combined Pro Forma Financial Data, page 84

20.                               With regard to Rio das Contas Produtora de Petróleo Ltda., please revise to provide pro forma reserve information comparable to the disclosures required by FASB ASC Topic 932-235-50-3 through 932-235-50-11B and FASB ASC Topic 932-235-50-29 through 932-235-50-36. Refer to SAB Topic 2D.

The Company acknowledges the Staff’s comment and notes that it has revised the unaudited condensed combined pro forma financial data on pages 96 to 99 to include the requested disclosures. The Company informs the Staff that it prepared the estimates for 2012 and 2011 proved reserves for pro forma purposes by starting with the Rio das Contas’ June 30, 2013 net proved reserve estimate as calculated by DeGolyer and MacNaughton (filed as Exhibit 99.3) and rolling back to year-end 2012 and 2011 by making appropriate adjustments for actual production and prices.

The roll back approach was required because the Company does not have a reserve report as of year-end 2012 or 2011 for Rio das Contas based on the SEC definition of proved reserves. The Company has not consummated the Rio das Contas acquisition, which is expected to be completed by the end of 2013. As a result, to prepare the reserve estimates for these periods in compliance with the SEC definitions, the Company adopted the roll back approach described.

Management’s discussion and analysis of financial condition and results of operations, page 95

Liquidity and capital resources, page 116

21.                               Please supplement your disclosure to discuss any known trends, uncertainties, demands, commitments or events resulting from or related to the Rio das Contas acquisition that are reasonably likely to have a material effect on the company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. See Item 5.D of Form 20-F.

The Company acknowledges the Staff’s comment and respectfully submits that it has disclosed such trend information relating to the Rio das Contas acquisition that are reasonably likely to have the material effect described above or that would cause the reported financial information to not necessarily be indicative of future operating results or financial condition.

The Company notes that:

•                  it has disclosed that it expects to be impacted by Brazilian real exchange rate fluctuation following the completion of the Brazil Acquisitions. The Company has also included historical exchange rate information on the real on page 78 and a risk factor relating to exposure on foreign exchange rates on pages 54 and 55;

•                  it has described its capital commitments relating to its Brazil Acquisitions on page 122; and

•                  it has disclosed its expected entry into a credit facility to finance the Rio das Contas acquisition and the expected interest rate risk, and has provided a sensitivity analysis relating to its interest rate risk, on page 130.

22.                               Please disclose your actual capital expenditures for the first quarter of 2013. See Item 5.b.3 of Form 20-F. While you cite different uses, it is not clear if these represent all of such expenditures and you do not specify a total.

The Company acknowledges the Staff’s comment and has updated page 122 to include the requested disclosure.

23.                               We note that you intend to finance the Rio das Contas acquisition in part with a credit facility. Please file such agreement as an exhibit and describe any material limitations contained therein.

The Company acknowledges the Staff’s comment and respectfully informs the Staff that a credit facility has not yet been entered into. The Company further advises the Staff that an indicative non-binding term sheet has been agreed upon with a potential lender. The Company has described the material provisions, including limitations that the Company expects to enter into, on page 127. The Company undertakes to file the firm commitment credit facility when it is entered into. It currently expects that this will occur on or immediately prior to the date the Rio das Contas acquisition is consummated.

Contractual Obligations, page 122

24.                               We note in your “Contractual Obligations” tabular disclosure you present the information as of March 31, 2013, rather than as of the end of your latest fiscal year, December 31, 2012. Please revise your disclosure to also present this information as of December 31, 2012, as required by Item 5.F. of Form 20-F.

The Company acknowledges the Staff’s comment and has updated the disclosure on page 128.

Off-Balance Sheet Arrangements, page 125

25.                               We note you make your assertion pertaining to off-balance sheet arrangements as of March 31, 2013, rather than as of the end of your latest fiscal year, December 31, 2012. Please revise your disclosure to also present this information as of December 31, 2012.

The Company acknowledges the Staff’s comment and has updated the disclosure on page 131.

Business, page 156

Oil and natural gas reserves and production, page 172

Internal controls over reserves estimation process, page 173

26.                               We note that the information required by Item 1202(a)(8) is included in your prospectus. However, this information must be included in your third party engineering firm’s report. We expect that you will need to discuss the following points with DeGolyer and MacNaughton, and obtain and submit a new report addressing the following items:

•                  Include the assumptions, data, methods and procedures used and a statement that such assumptions, data, methods and procedures are appropriate for the purpose served by the report, as required by Item 1202(a)(8)(iv).

•                  Include a discussion of primary economic assumptions considered when preparing the reserve estimates, as required by Item 1202(a)(8)(v).

•                  Discuss the possible effects of regulation on the ability of the registrant to recover the estimated reserves, as required by Item 1202(a)(8)(vi).

•                  Discuss the inherent uncertainties of reserve estimates, as required by Item 1202(a)(8)(vii).

•                  Include a statement that the third party has used all methods and procedures as it considered necessary under the circumstances to prepare the report, as required by Item 1202(a)(8)(viii).

The Company acknowledges the Staff’s comment and notes that it has filed as Exhibits 99.2 and 99.4 to the Registration Statement revised DeGolyer and MacNaughton reports which address the items in the Staff comment. The Company has also filed appraisal reports pertaining to the blocks covered by the aforementioned blocks as Exhibits 99.1 and 99.3, respectively.

Significant Agreements, page 181

27.                               In this section, you discuss a number of agreements. However, as reflected in your Exhibit Index, it appears that you only intend to file the contracts with Empressa Nacional de Petroleo, the contract for the La Cuerva Block and the contract for the Llanos 34 Block. Tell us why you believe that those are the only contracts that need to be filed as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K. For example, please file your strategic partnership agreements with LGI and IFC, the Methanex Gas Supply Agreement, the ENAP Oil Sales Agreement, your oil sales agreements with Hocol and Trenaco, credit facilities with BCI, and Rio das Contas Quota purchase agreement or advise why you believe you are not required to file these agreements. In this regard, we note that Methanex represented 12% of revenue, ENAP 48% and Hocol 31% of total revenue for 2012.

The Company acknowledges the Staff’s comment, and has filed the agreements with the IFC (Exhibit 10.4) and LGI, including financing arrangements with LGI (Exhibits 10.6-10.12), the Rio das Contas Quota purchase agreement (Exhibit 10.13), the sales agreement with ENAP (Exhibit 10.14) and the Cuerva Purchase and Sale Agreement (Exhibit 10.5) as exhibits to the Registration Statement. The Company notes that it intends to file the agreements with Methanex in an amendment to the Registration Statement.

In addition, the Company respectfully advises the Staff that:

• The Company is not required to file the other sales agreements, as they are entered in the ordinary course of business and the Company is not substantially dependent on any of the sales agreements.

The Company does not believe it is substantially dependent on any one customer. In the event that an agreement with any one of the Company’s customers were terminated, the Company believes it would be able to secure an alternative sales agreement with a different customer on substantially similar terms.

• Although the agreements relating to the Company’s concessions are non-ordinary course agreements, the Company considers its agreements relating to the Llanos 34, Cuerva and Fell Block concessions to be material because they represent an aggregate of 97% (23%, 13% and 61%, respectively) of its proved reserves, as of December 31, 2012, and an aggregate of 92% (19% 15% and 58%) of its production, for the six-month period ended June 30, 2013. As the totality of the Company’s other blocks and concessions represent in the aggregate 3% of its proved reserves and  8% its production for the same periods, the Company does not consider these agreements to be material, and such agreements are, therefore, not required to be filed.

• The Company does not consider its credit facilities with BCI to be material, as the amounts contemplated thereunder are not material to it. As of June 30, 2013, the aggregate amount outstanding under the BCI loans was US$2.2 million, which represented 0.7% of the Company’s total indebtedness.

Our Customers, page 190

28.                               Indicate the amounts or percentage of revenues attributable to the customers that you list in this section.

The Company acknowledges the Staff’s comment and has updated the disclosure on page 202 to include the percentages of revenues attributable to the customers listed in the above-referenced section.

Principal shareholders, page 211

29.                               Identify the persons who have investment power over the shares held by Pershing Keen, and Monenda A.F.I. See Rule 13d-3 under the Exchange Act of 1934. In that regard, tell us the significance of the designation “ND.”

The Company acknowledges the Staff’s comment and has updated the disclosure on page 223 to specify the persons who have investment over the shares held by Moneda A.F.I.  In respect of Pershing Keen ND, the Company respectfully informs the Staff that because Pershing Keen ND no longer holds 5% or more of its common shares, the disclosure on page 223 has been updated accordingly.

30.                               Footnote 3 of your principal shareholders table indicates that Mr. Quamme controls the shares held by Cartica Management LLC. Please include Mr. Quamme and his ownership interest in your table, or advise.

The Company acknowledges the Staff’s comment and has updated the disclosure on page 223 to include Mr. Quamme and his ownership interest in the principal shareholders table.

Certain relationships and related party transactions, page 213

31.                               Please expand your disclosure to explain LGI’s role in managing GeoPark Chile and GeoPark Colombia. In that regard, we note your disclosure at page 47 that you must obtain LGI’s consent before taking certain actions. In addition, revise this section to include a discussion of your financing agreements with LGI, including the stand-by letters of credit. Refer to Item 4(a) of form F-1 and Item 7.B.2. Please include a cross reference to your discussion of your agreements with LGI at page 189.

The Company acknowledges the Staff’s comment and has updated the disclosure on pages 225 and 226 to explain LGI’s role in managing GeoPark Chile and GeoPark Colombia.

Financial Statements, page F-1

Interim Condensed Consolidated Financial Statements, page F-4

32.                               Where appropriate, please label each column of unaudited financial information in your primary financial statements as being “unaudited” in your next submission. This should be similarly applied to any unaudited financial information presented in other financial statements included in your submission, if applicable.

The Company acknowledges the Staff’s comment and respectfully notes that it has included the requested label, where appropriate, in the financial statements included in the Registration Statement.

Consolidated Statement of Income, page F-6

33.                               Please revise your earnings per share presentation here, and elsewhere throughout your submission, to eliminate the fractional cent amounts, and present all earnings per share amounts rounded to the nearest whole cent.

The Company acknowledges the Staff’s comment and respectfully notes that it has revised all earnings per share amounts presented in the Registration Statement to round them to the nearest whole cent.

Audited Annual Consolidated Financial Statements

Consolidated Statement of Income, page F-23

34.                               It appears that expenses presented as part of your statement of income are classified according to their function. Please tell us how you have complied with the guidance per paragraph 104 of IAS 1 regarding the disclosure of information showing the nature of expenses.

The Company acknowledges the Staff´s comment and respectfully advises that information showing the nature of expenses is included in the respective notes to the audited and unaudited financial statements included in the Registration Statement.

Notes to the Audited Annual Consolidated Financial Statements

Note 38 — Supplemental Information on Oil and Gas Activities (Unaudited), page F-70

Table 2 — Capitalised Costs Related to Oil and Gas Producing Activities, page F-71

35.                               We note in your introduction on page F-70, this supplemental disclosure is presented in accordance with U.S. GAAP, following FASB ASC Topic 932 “Extractive Activities— Oil and Gas.” However, it appears that the information you provided in note (2) to Table 2 should not be presented as “supplemental” information, but rather should be audited and disclosed in the audited notes to the financial statements. Additionally, it appears you omitted the disclosures required by FASB ASC Topic 932-235-50-1B.b through FASB ASC Topic 932-235-50-1B.c. Please revise your disclosure to fully comply with FASB ASC Topic 932-235-50-1A through 1B.

The Company acknowledges the Staff´s comment and respectfully notes that it has moved the information originally provided in note (2) to table 2 of note 38 to note 19 to the annual consolidated financial statements. Also, the Company respectfully advises the Staff that, with the additional disclosures included in note 19 to the financial statements, the Company believes it is in full compliance with FASB ASC Topic 932-235-50-1A through 1B.

Exhibit Index

36.                               We note that several exhibits required by Item 601 of Regulation S-K will be filed by amendment, including the legality and tax opinions. The staff reserves the right to review and comment upon all exhibits. To expedite the processing of your filing and to ensure that you have adequate time to respond to any future staff comments, please file with the next amended registration statement all such exhibits.

The Company acknowledges the Staff’s comment. The Company has included all exhibits in this filing except for the form of underwriting agreement and the agreements with Methanex which it intends to file in an amendment to the Registration Statement.

Engineering Comments

Our Business, page 1

Overview, page 1

37.                               Please provide us with the petroleum engineering report(s) you used as the basis for your disclosed Rio das Contas proved reserves — 8 million barrels of oil equivalent as of June 30, 2013. You may furnish these materials on digital media such as flash drive or compact disk.

The report should include:

a)             One-line recaps in spread sheet format  for each property sorted by field within each proved and unproved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;

b)             Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

c)              Individual income forecasts for all the wells/locations in the proved developed and proved undeveloped categories;

d)             Engineering exhibits (e.g., maps, rate/time plots, volumetric calculations, analogy well performance) for the largest well/location in the proved developed and proved undeveloped categories (2 entities in all) as well as the AFE/capital cost inventory for the PUD property. Please ensure that the decline parameters, EURs and cumulative production figures are presented on the rate/time plots.

The Company acknowledges the Staff’s comment and advises the Staff that it has filed as Exhibits 99.3 and 99.4 reserve engineer reports dated June 30, 2013 in the Registration Statement relating to Rio das Contas. In addition, the Company is providing the supplemental materials described above, relating to these reserve reports, by flash drive.

Pursuant to Securities Act Rule 418, the information on the flash drive shall not be deemed to be filed with, or a part of and included in, the Registration Statement.

Summary historical reserves and operating data, page 30

Operating Data, page 31

38.                               Please expand the disclosure of unit production costs to present also unit production tax/cash royalties. You may refer to Item 1204(b)(2) of Regulation S-K.

The Company has revised the disclosure on pages 31, 106 and 114, to reflect unit production before cash royalties for the average production cost per unit of production.

Risk Factors, page 32

We sell all of our natural gas in Chile to a single customer, who has temporarily idled its principal facility, page 44

39.                               You state that the Methanex gas sales contract expires April 30, 2017. Please explain Methanex’s purchase obligations per the contract and whether you have attributed proved reserves for Methanex gas sales beyond the sales contract expiry. If true, tell us your basis for reasonable certainty that such sales will continue as you have projected. We may have further comment.

The Company has revised the disclosure on pages 187-188 to describe Methanex’s purchase obligations. The Company respectfully informs the Staff that there are no attributed proved reserves for Methanex gas sales beyond the contract expiry date.

The development of our proved undeveloped reserves may take longer and may require higher levels of capital expenditures than we currently anticipate. Therefore, our proved undeveloped  reserves ultimately may not be developed or produced, page 49

40.                               You state that development delays “...may result in some projects becoming uneconomic, causing us to have to reclassify our proved reserves as probable reserves and our probable reserves as possible reserves.” Rule 4-10(a)(26) of Regulation S-X requires reserves — proved, probable or possible — to be economically producible. See also Question 117.02 of our Compliance and Disclosure Interpretations (“C&DIs”) at http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm which sets forth the staff’s view regarding the disclosure of unproved reserves without associated proved reserves. In general, if a project is not economic, it has no reserves. Please amend your document to reflect the requirements of Rule 4-10(a)(26) of Regulation S-X and the guidance in Question 117.02.

The Company acknowledges the Staff’s comment and has updated the disclosure on page 50 to reflect the Staff’s comment.

Business, page 156

Proved Undeveloped Reserves, page 175

41.                               The changes to your PUD reserves in 2012 do not include those due to discoveries and extensions, even though your total proved reserve disclosures on page F-74 present such increases for 2012 — 2.67 MMBO and 2.256 BCFG in Chile. Please amend your document to address this difference.

The Company acknowledges the Staff’s comment and has updated the disclosure on page 183 to address the difference.

42.                               Please explain whether you have any PUD reserves scheduled for drilling more than five years after the initial booking. You may refer to Item 1203(d) of Regulation S-K.

The Company acknowledges the Staff’s comments and notes that all PUD reserves are scheduled within five years of initial booking.

Production, revenues and price history, page 176

43.                               Please expand the tables here to present annual oil and gas production totals by country as well as production, prices and costs for the total company. As we requested for page 31 above, please disclose unit production costs without production tax/cash royalty.

The Company acknowledges the Staff’s comment and has updated the disclosure on page 184 to present annual oil and gas production totals by country as well as production, prices and costs for the total company.

Developed and undeveloped acreage, page 177

44.                               The acreage figures here do not appear to agree with those on pages 159 and 164, e.g., Chile 17.8 thousand total gross acres here versus Chile 972 thousand total gross acres from page 159. Please amend your document to address this difference.

The Company acknowledges the Staff’s comment and has updated the footnote contained on page 186, which explains that the acreage described therein is limited to the ‘acreage assignable to proved reserves’ whereas the acreage described on pages 165, 170, 171, 175 and 178 refers to the total acreage attributable to the concession area.

45.                               Please tell us the material proved undeveloped reserves, if any, that you have attributed to acreage whose expiration date precedes the scheduled date for initial PUD reserves development. If true, disclose the PUD reserve figures and address the approach you will employ to forestall the expiry of such acreage.

The Company acknowledges the Staff’s comment, and notes that no material proved undeveloped reserves are attributed to acreage whose expiration date precedes the scheduled date for initial PUD reserves development.

Selected Explanatory Notes, page F-10

Table 5—Net proved reserves of oil, condensate and natural gas, page F-74

46.                               You present significant revisions to proved reserves in 2011 and 2012 for Chile with the explanation, “Revisions refer to changes in interpretation of discovered accumulations and some technical / logistical needs in the area obliged to modify the timing and development plan of certain fields under appraisal and development phases.” With a view toward possible future disclosure, please explain the details of these revisions to us.

The Company acknowledges the Staff’s comment and informs the Staff that the 15,817 mmcf and 1,253.8 mbbl of revisions to proved reserves for the year ended December 31, 2011 are primarily due to the following adjustments in Fell Block:

•                  Monte Aymond Field - PUD Oil : Reduced expected recovery based on offset performance (approximately -600 mbo);

•                  Dicky Field — PD Gas : Reduced Pvd Dev reserves based on performance (approximately -2100 mmcf);

•                  Dicky Oeste Field - PUD Gas : Reduced expected recovery based on offset performance (approximately -3750 mmcf);

•                  Ovejero Field — PD Gas : Producing well shut-in - Moved reserves to probable (approximately -1000 mmcf);

•                  Pampa Field — PUD Gas : Reduced recovery based on offset performance (approximately -5500 mmcf);

•                  Santiago Norte Field - PUD Gas : Reduced recovery based on offset performance (approximately -3000 mmcf); and

•                  other miscellaneous revisions, including the reduced condensate related to the gas field reserves reductions above.

The Company informs the Staff that the estimated 21,860 mmcf and 1,250.8 mbbl of revisions to proved reserves for the year ended December 31, 2012 are primarily due to the effect of having reduced the Company’s future gas production profile in Chile because of expected reduced deliveries to the Methanex plant. This causes a significant portion of the gas reserves to be produced below an economic level later in the productive life of Fell Block and after the expiration of the Methanex Gas Supplies Agreement. Adjustments to oil are primarily related to condensate from the reduced gas and two fields (Copihue and Guanaco) where there were reductions in proved recovery based on performance.

47.                               Please explain to us the proved developed reserve figures you attributed to the 19.9 net productive wells drilled in 2012.

The Company acknowledges the Staff’s comment and advises the Staff that it has attributed 2.48 MMBOE of our net proved reserves to its 19.9 net productive wells.

*  *  *  *

Should you have any questions about the responses contained herein, please contact Maurice Blanco of Davis Polk & Wardwell LLP at (212) 450-4086,  Martin Barbafina of Price Waterhouse & Co. S.R.L. at +54 11 4850 4762, Thomas C. Pence, P.E. of DeGolyer and MacNaughton at (214) 891-1195, or myself at +56 (2) 2242 9600.

Very truly yours,

/s/ Juan Pablo Spoerer

Juan Pablo Spoerer
Chief Financial Officer

Enclosures

cc:	Pedro Aylwin Director of Governance and Legal GeoPark Limited
cc:	Maurice Blanco Davis Polk & Wardwell LLP
cc:	Martin Barbafina Price Waterhouse & Co. S.R.L.
cc:	Thomas C. Pence, P.E. DeGolyer & MacNaughton
cc:	John Vetterli White & Case LLP